

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

March 31, 2010

Mr. Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

> **Re: Zions Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-12307**

Dear Mr. Arnold,

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Angela Connell
                        Reviewing Accountant